UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from            to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012 and Year ended December 31, 2013

Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (held end of year)	13

Signatures	14

Exhibits	15

Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation.

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Retirement Plan Committee of the Board of Directors of Scholastic Corporation . Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
MetroPark, New Jersey
June 20, 2014

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,
	2013	2012
ASSETS
Investments, at fair value
Registered Investment Entities:
AF Washington Mutual Investors Fund	$18,479	$14,468
American Beacon Small Capital Value Fund	6,054	4,139
Artisan Mid Capital Fund	21,573	16,062
Fidelity Freedom Fund 2005	1,490	1,090
Fidelity Freedom Fund 2010	4,984	4,620
Fidelity Freedom Fund 2015	11,976	11,753
Fidelity Freedom Fund 2020	23,515	19,525
Fidelity Freedom Fund 2025	26,130	20,815
Fidelity Freedom Fund 2030	22,799	17,660
Fidelity Freedom Fund 2035	21,456	16,134
Fidelity Freedom Fund 2040	20,400	15,937
Fidelity Freedom Fund 2045	7,588	5,251
Fidelity Freedom Fund 2050	6,153	4,288
Fidelity Freedom Fund 2055	666	159
Fidelity Freedom Income Fund	2,864	2,377
Fidelity Managed Income Portfolio Fund II	29,900	31,807
T. Rowe Price Blue Chip Growth	21,458	15,224
Vanguard Institutional Index Fund	53,886	42,342
Vanguard Total Bond Market Index Fund	13,410	16,067
Vanguard Total International Stock Index Fund (Institutional)	16,944	14,912
Vanguard Small-Cap Growth Index Fund (Institutional)	10,148	6,207
Common Stock:
Scholastic Corporation Common Stock	9,199	8,399
Total investments at fair value	$351,072	$289,236
Receivables
Other receivables	$98	$—
Notes receivable from participants	7,478	6,601
Total receivables	$7,576	$6,601

Total assets	$358,648	$295,837

LIABILITIES
Accrued expenses	$(13)	$(17)
Total liabilities	$(13)	$(17)

Net assets available for benefits reflecting investments at fair value	$358,635	$295,820

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(421)	(863)
Net assets available for benefits	$358,214	$294,957

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

December 31, 2013

Interest and dividend income	$11,837

Net appreciation in fair value of investments	47,776

Contributions:
Employer	7,492
Participants	21,735
Rollovers	1,599
Total contributions	$30,826

Total additions	$90,439

Distributions to participants	(27,066)
Fees	(116)
Total distributions	$(27,182)

Net increase	63,257

Net assets available for benefits:
Beginning of year	294,957

End of year	$358,214

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2009 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committees”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2013 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employer plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

The Plan’s fiscal year (“Plan Year”) is the twelve-months ended December 31. This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan’s documents for a more complete description of the Plan’s provisions, copies of which are available from the Company.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”) except those the Company has designated as temporary employees who are eligible after a six month period of service. Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees (except temporary employees), who have not otherwise elected to enroll in the Plan, are automatically enrolled at a 3% contribution rate, as soon as administratively feasible, and the Plan provides for automatic subsequent pre-tax contribution increases of 1% each calendar year on October 1 for Participants whose pre-tax contribution deferral rate is less than 6%. The Plan permits Eligible Employees to opt-out of the automatic enrollment program of the Plan.

PARTICIPANT CONTRIBUTIONS

As approved by the Retirement Plan Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”), provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $17,500 for the Plan Year ended December 31, 2013. Eligible Employees whose Compensation is in excess of $115,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $17,500 for the Plan Year ended December 31, 2013. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

Catch-up Contributions: All Participants who are at least age 50 or who will reach age 50 during the calendar year will have the option to make additional pre-tax contributions of up to $5,500.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”). The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan Year ended December 31, 2013, the Company contributed an amount equal to 50% of a Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation.

Total Participant Plan contributions, including Matching Contributions, are limited to the lesser of 100% of the Participant’s Compensation, or $51,000. Catch-up contributions are not eligible for Company Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested matching contributions balance. Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants and to pay Plan expenses during the Plan Year. For the Plan Year ended December 31, 2013, Matching Contributions were reduced by $980,904 from Forfeitures. At December 31, 2013, there were Forfeitures of $15,836 available to reduce future Matching Contributions and pay Plan expenses.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement at the participant’s election. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2013 and 2012, all withdrawals requested by Participants had been paid.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are, therefore, netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Plan level expenses for recordkeeping and investment advisory services were approximately $54,600 for the Plan Year ended December 31, 2013, all of which were paid from Forfeitures. The Company paid all other Plan level expenses of approximately $61,400.

COMPANY STOCK FUND

The Plan invests in Company Stock through its common stock fund. Dividends are paid and then reinvested in Company Stock.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The Plan’s financial statements and accounts are prepared on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
PAYMENT OF BENEFITS

Benefits are recorded when paid.

VALUATION OF INVESTMENTS

Investments held by the Plan, with the exception of the Fidelity Managed Income Portfolio II fund, are valued at the net asset value of shares held, as quoted on the open market. The investment contracts held as part of the Fidelity Managed Income Portfolio II fund are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less Participant withdrawals and administrative expenses. Investments in Company Stock are valued at the closing price as quoted on the NASDAQ Stock Market on the valuation date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced to zero and a benefit payment is recorded.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

Investments held by the Plan are stated at fair value. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).
Investment contracts held by a defined contribution plan are reported at fair value. The underlying investments in the Fidelity Management Income Portfolio Fund II, a pooled stable value fund, are recorded at their contract value, which is equal to principal plus accrued interest minus fees and Participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Fidelity Managed Income Portfolio II fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to twelve months to liquidate the Plan’s holdings in that fund. The Plan administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 1.07% and 1.33% at December 31, 2013 and 2012, respectively, and the average yield based on the interest rate credited to Participants was approximately 1.14% and 1.28% at December 31, 2013 and 2012, respectively.

The following individual investments represent 5% or more of the net assets available for benefits (in thousands):

	December 31,
	2013	2012
AF Washington Mutual Investors Fund	18,479	*
Artisan Mid Capital Fund	21,573	16,062
Fidelity Freedom Fund 2020	23,515	19,525
Fidelity Freedom Fund 2025	26,130	20,815
Fidelity Freedom Fund 2030	22,799	17,660
Fidelity Freedom Fund 2035	21,456	16,134
Fidelity Freedom Fund 2040	20,400	15,937
Fidelity Managed Income Portfolio Fund II (1)	29,900	31,807
T. Rowe Price Blue Chip Growth	21,458	15,224
Vanguard Institutional Index Fund	53,886	42,342
Vanguard Total Bond Market Index Fund	*	16,067
Vanguard Total International Stock Index Fund (Institutional)	*	14,912

* Investment is less than 5%

(1) The contract value of the Plan's investment in the Fidelity Managed Income
Portfolio Fund II was $29,480 and $30,945 as of
December 31, 2013 and 2012, respectively.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

During 2013, the Plan’s total net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

Fund Name	Realized	Unrealized	Total
AF Washington Mutual Investors Fund	303	3,534	3,837
American Beacon Small Capital Value Fund	154	1,001	1,155
Artisan Mid Capital Fund	496	3,896	4,392
Fidelity Freedom Fund 2005	10	64	74
Fidelity Freedom Fund 2010	46	345	391
Fidelity Freedom Fund 2015	112	783	895
Fidelity Freedom Fund 2020	121	1,688	1,809
Fidelity Freedom Fund 2025	145	2,330	2,475
Fidelity Freedom Fund 2030	164	2,507	2,671
Fidelity Freedom Fund 2035	145	2,211	2,356
Fidelity Freedom Fund 2040	184	2,339	2,523
Fidelity Freedom Fund 2045	54	655	709
Fidelity Freedom Fund 2050	61	619	680
Fidelity Freedom Fund 2055	8	52	60
Fidelity Freedom Income Fund	4	(1)	3
Scholastic Corporation Common Stock	3	1,214	1,217
T. Rowe Price Blue Chip Growth	466	5,903	6,369
Vanguard Institutional Index Fund	978	11,560	12,538
Vanguard Total Bond Market Index Fund	(133)	(610)	(743)
Vanguard Total International Stock Index Fund (Institutional)	109	1,675	1,784
Vanguard Small-Cap Growth Index Fund (Institutional)	249	2,331	2,580
Total	3,679	44,096	47,775

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and it establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.

The three level hierarchy used as a basis for measuring the fair value of a Plan investment are:

•	Level 1 includes unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 includes observable inputs, other than unadjusted quoted prices in active markets, for identical assets or liabilities such as:

◦	Quoted prices for similar assets or liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in inactive markets

◦	Inputs other than quoted prices that are observable for the asset or liability

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 includes unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Plan to develop its own assumptions about the inputs that market participants would use to price an asset or liability. There are no Level 3 measures utilized in the Plan's portfolio of assets.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2013 and 2012.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, as quoted on the open market.

•	Pooled stable value funds: Valued at the net asset value of shares held by the Plan at year end, which is based on the value of the underlying investments.

•	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

The tables below sets forth by level, within the fair value hierarchy, the Plan investments carried at fair value as of the dates indicated:

	Assets at Fair Value as of December 31, 2013 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid/Large Cap Stock Funds	$262,552	$—	$—	$262,552
Small Cap Stock Funds	16,202	—	—	16,202
International Fund	16,944	—	—	16,944
Fixed Income Funds	16,275	—	—	16,275
Pooled Stable Value Funds	—	29,900	—	29,900
Scholastic Corporation Common Stock	9,199	—	—	9,199
Total	$321,172	$29,900	$—	$351,072

	Assets at Fair Value as of December 31, 2012 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid/Large Cap Stock Funds	$205,328	$—	$—	$205,328
Small Cap Stock Funds	10,346	—	—	10,346
International Fund	14,912	—	—	14,912
Fixed Income Funds	18,444	—	—	18,444
Pooled Stable Value Funds	—	31,807	—	31,807
Scholastic Corporation Common Stock	8,399	—	—	8,399
Total	$257,429	$31,807	$—	$289,236

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”), dated January 19, 2011, covering all of the amendments executed through January 30, 2009 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

The Plan administrator evaluates uncertain tax positions taken by the Plan, and the financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit by the IRS for the Plan Year ended December 31, 2010. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable and shall be distributed to the Participants.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statement of net assets available for benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$358,214	$294,957
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	421	863
Other, net	(85)	(4)
Net assets available for benefits per Form 5500	$358,550	$295,816

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity (which are parties-in-interest). All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees paid by the Plan for the investment management services, including administrative services, were $82,612 for the Plan Year ended December 31, 2013. At December 31, 2013 and 2012, the Plan had $9,199,094, or 2.6%, and $8,398,039, or 2.9%, respectively, of its total net assets invested in Scholastic Corporation Common Stock.

Supplemental Schedule

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
EIN #13-3385513 Plan #004
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value
American Beacon	American Beacon Small Capital Value Fund	228.9	**	$6,054
American Funds	American Funds Washington Mutual Investors Fund	470.4	**	18,479
Artisan	Artisan Mid Capital Fund	453.0	**	21,573
Fidelity*	Fidelity Freedom Fund 2005	125.7	**	1,490
Fidelity*	Fidelity Freedom Fund 2010	325.5	**	4,984
Fidelity*	Fidelity Freedom Fund 2015	939.3	**	11,976
Fidelity*	Fidelity Freedom Fund 2020	1,506.4	**	23,515
Fidelity*	Fidelity Freedom Fund 2025	1,961.7	**	26,130
Fidelity*	Fidelity Freedom Fund 2030	1,398.7	**	22,799
Fidelity*	Fidelity Freedom Fund 2035	1,591.7	**	21,456
Fidelity*	Fidelity Freedom Fund 2040	2,142.9	**	20,400
Fidelity*	Fidelity Freedom Fund 2045	691.7	**	7,588
Fidelity*	Fidelity Freedom Fund 2050	557.8	**	6,153
Fidelity*	Fidelity Freedom Fund 2055	57.3	**	666
Fidelity*	Fidelity Freedom Income Fund	244.0	**	2,864
Fidelity*	Fidelity Management Income Portfolio Fund II	29,479.5	**	29,900
T. Rowe Price	T. Rowe Price Blue Chip Growth	332.2	**	21,458
Vanguard	Total Bond Market Index Fund (Institutional)	1,269.9	**	13,410
Vanguard	Vanguard Institutional Index Fund	318.3	**	53,886
Vanguard	Vanguard Small-Cap Growth Index Fund (Institutional)	294.8	**	10,148
Vanguard	Vanguard Total International Stock Index Fund (Institutional)	151.3	**	16,944
Scholastic Corporation*	Company Stock	270.4	**	9,199
Participant loans*	Prime + 0.5% Interest Rate; Repayment Terms: one to ten years	n/a	n/a	7,478
Total investments				$358,550

* Indicates party-in-interest to the Plan
** Not required as the investment is Participant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 20, 2014	/s/ Peggy Christofferson

Vice President - Compensation, Benefits & HRIS

Exhibits/Index

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-48655, No. 33-69058 and No. 33-91090) pertaining to the Scholastic Corporation 401(k) Savings and Retirement Plan of our report dated June 20, 2014, with respect to the financial statements and schedule of the Scholastic Corporation 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

/s/ Ernst & Young LLP
MetroPark, New Jersey
June 20, 2014